January 28, 2009

Mail Stop 4561

Mr. Ephren Taylor
City Capital Corporation
2000 Mallory Lane
Suite 130-301
Franklin, TN 37067

> **Re: City Capital Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Filed 5/1/08**
> **File No. 033-05902-NY**

Dear Mr. Taylor:

We have reviewed your response letter dated November 21, 2008 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2008

Critical Accounting Policies

1.   We note your response to comment 2. To the extent that "other revenue" remains material to total revenue, please include footnote disclosure to explain how this revenue was generated as well as your revenue recognition policy related to each specific type of revenue.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Daniel Gordon at (202) 551-3486 or me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant

cc: Brian F. Faulkner (*via facsimile*)